Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED

CERTIFICATE OF INCORPORATION

OF

CHENIERE ENERGY, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Cheniere Energy, Inc., a corporation organized and existing under the Delaware General Corporation Law (the “Corporation”), does hereby certify:

1. That the Board of Directors of the Corporation duly adopted a resolution setting forth a proposed amendment to the Restated Certificate of Incorporation of the Corporation declaring its advisability and directing that this amendment be submitted for consideration by its sole stockholder. The resolution is as follows:

RESOLVED, that the Restated Certificate of Incorporation be amended by the deletion of the text of Article FIFTH in its entirety and substitution by the text of Article FIFTH in its entirety which shall read as follows:

FIFTH: “The total number of shares of stock that the Company shall have authority to issue is 125,000,000 shares, consisting of:

(1)	120,000,000 shares of Common Stock, having a par value of $.003 per share; and

(2)	5,000,000 shares of Preferred Stock, having a par value of $.0001 per share.

The Board of Directors of the Company is authorized, subject to limitations prescribed by law and by filing any certificate prescribed by law, to establish the par value of such Preferred Stock, to provide for the issuance of such Preferred Stock in series, and to establish the number of shares to be included in each such series, the full or limited voting powers, or the denial of voting powers of each such series, and such designations, preferences and relative participating, optional or other special rights, and the qualifications or restrictions and other distinguishing characteristics, if any, of the shares of each such series. The authority of the Board of Directors with respect to the shares of each such series shall include, without limitation, determination of the following:

(a) the number of shares of each such series and the designation thereof;

(b) the par value of shares of each such series;

(c) the annual rate or amount of dividends, if any, payable on shares of each such series (which dividends would be payable in preference to any dividends on Common Stock), whether such dividends shall be cumulative or non-cumulative and the conditions upon which and/or the date when such dividends shall be payable;

(d) whether the shares or each such series shall be redeemable and, if so, the terms and conditions of such redemption, including the time or times when and the price or prices at which shares of each such series may be redeemed;

(e) the amount, if any, payable on shares of each such series in the event of liquidation, dissolution or winding up of the affairs of the Company;

(f) whether the shares of each such series shall be convertible into or exchangeable for shares of any other class, or any series of the same or any other class, and, if so, the terms and conditions thereof, including the price or prices or the rate or rates at which shares of each such series shall be so convertible or exchangeable, and the adjustment which shall be made, and the circumstances in which such adjustments shall be made, in such conversion or exchange prices or rates; and

(g) whether the shares of each such series shall have any voting rights in addition to those prescribed by law and, if so, the terms and conditions of exercise of voting rights.”

2. That thereafter, stockholders of the Corporation at a special meeting thereof, duly adopted the foregoing amendment.

3. That said amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

4. That the capital of the Corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed as of the 8th day of February, 2005.

CHENIERE ENERGY, INC.

By:	/s/ Don A. Turkleson
Name:	Don A. Turkleson
Title:	Senior Vice President, Chief Financial Officer & Secretary